Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Wallbox N.V.

(Name of Issuer)

Class A ordinary shares, nominal value €0.12 per share

(Title of Class of Securities)

N94209108

(CUSIP Number)

June 15, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N94209108	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons CONSILIUM, S.L.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Spain
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,576,734
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,576,734
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,576,734
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.1%
12	Type of Reporting Person OO

CUSIP No. N94209108	Schedule 13G	Page 2 of 4

ITEM 1.	(a) Name of Issuer:

Wallbox N.V. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Carrer del Foc, 68, Barcelona, Spain 08038.

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of CONSILIUM, S.L. (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is Calle Entenza 325, 9ª planta, Barcelona, Spain 08029.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is organized under the laws of Spain.

(d)	Title of Class of Securities:

Class A ordinary shares, nominal value €0.12 per share (“Class A Ordinary Shares”).

(e)	CUSIP Number:

N94209108

ITEM 3.

Not applicable.

CUSIP No. N94209108	Schedule 13G	Page 3 of 4

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of the date hereof, based upon 173,136,957 Class A Ordinary Shares outstanding as of June 23, 2023, as provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CONSILIUM, S.L.	10,576,734	6.1%	10,576,734	0	10,576,734	0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. N94209108	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2023

CONSILIUM, S.L.

By:	/s/ Mariano Puig Guasch
Name:	Mariano Puig Guasch
Title:	Proxy

By:	/s/ Daniel Puig Guasch
Name:	Daniel Puig Guasch
Title:	Proxy